Exhibit (a)(5)(xxii)

BERNSTEIN LITOWITZ BERGER
   & GROSSMANN LLP
BLAIR A. NICHOLAS (Bar No. 178428)
BRETT M. MIDDLETON (Bar No. 199427)
12481 High Bluff Drive, Suite 300
San Diego, CA 92130
Tel: (858) 793-0070
Fax: (858) 793-0323
blairn@blbglaw.com
brettm@blbglaw.com
Attorneys for Plaintiff Louisiana Sheriffs’ Pension and
Relief Fund and Proposed Lead Counsel for the Class
SUPERIOR COURT FOR THE STATE OF CALIFORNIA
COUNTY OF SAN MATEO

LOUISIANA SHERIFFS’ PENSION AND RELIEF FUND on behalf of itself and all other similarly situated shareholders of Genentech, Inc.,	Case No. CIV 474943 Judge:
CLASS ACTION COMPLAINT
Plaintiff,
DEMAND FOR JURY TRIAL
v.	FILE BY FAX

GENENTECH, INC., HERBERT W. BOYER, WILLIAM M. BURNS, ERICH HUNZIKER, JONATHAN K.C. KNOWLES, ARTHUR D. LEVINSON, DEBRA L. REED, CHARLES A. SANDERS, ROCHE HOLDING AG

Defendants.
CLASS ACTION COMPLAINT
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     Plaintiff Louisiana Sheriffs’ Pension and Relief Fund (“LSPRF” or “Plaintiff”) on behalf of itself and all other similarly situated public shareholders (the “Class”) of Genentech, Inc. (hereafter, “Genentech” or “the Company”), by its attorneys, makes the following allegations against Roche Holding AG (“Roche”), Genentech and the members of the Genentech Board of Directors in support of Plaintiff’s claims.
SUMMARY OF THE ACTION
     1. This class action, filed on behalf of the public shareholders of defendant Genentech (the “Class”) is brought against the Company, its directors and majority shareholder Roche to enjoin an unlawful plan by Roche to acquire the remaining shares of Genentech that it does not already own (the “Proposed Transaction” or “Acquisition Proposal”) for inadequate consideration and under circumstances unfair to the Class.
     2. On July 21, 2008, Swiss pharmaceutical giant Roche proposed to acquire the outstanding publicly held shares of Genentech for $89.00 per share in cash to equity holders of Genentech other than Roche. The $89 per share offer for the approximately 44% of the Company Roche does not already own is valued at roughly $43.7 billion and represents a less than 9% premium over the last day of trading before the offer was announced. Because it is the controlling shareholder of Genentech, Roche is obliged to act in accordance with the demanding “entire fairness” standard in connection with any buyout of the minority shareholders, meaning it must assure shareholders a fair process leading to and throughout the buyout, as well as a fair price, including the full value of the publicly held shares based on all available historical and forward looking information.
     3. The Acquisition Proposal is opportunistic in its timing and the way it was made and the offer price is inadequate. The prospects of Genentech cancer drug Avastin, as well as industry acquisition benchmarks suggest the Roche offer undervalues Genentech’s publicly held shares by as much as 30%. “Roche is clearly being opportunistic,” Geoffrey Porges, a senior analyst at Sanford C. Bernstein & Co., said of the Acquisition Proposal. Oppenheimer analyst Bret Holley had a similar reaction: “[w]e believe Roche is attempting to capture [Genentech’s] significant future growth on the cheap,” he wrote.
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     4. A study on the efficacy of Avastin in a variety of uses is due at year end, and Roche enjoys inside information as to the progress and impending results of the study. This insight allows Roche to take advantage of the market’s inability to appropriately predict the future value of the publicly traded Genentech shares. Roche also benefits from inside information on the more than 100 innovative products presently in Genentech’s pipeline. This inside information now facilitates Roche’s efforts to “buy early” in order to stay ahead of the market for Genentech shares.
     5. Another reason influencing Roche’s choice to act now in pursuing Genentech is an agreement the two companies signed in 1999, whereby Roche has the right to license and sell Genentech drugs outside of the U.S. That right expires in 2015, and Roche would be forced to renegotiate it. On a conference call with analysts, Roche Chief Executive Officer Severin Schwan said Roche would rather evade that “complicated process.”
     6. Roche Chairman Franz Humer also noted the importance of the expiring agreement to the timing of the offer, stating on a July 22 conference call with analysts: “there are a number of green lights here. And one of the green lights is also the relationship of euros/Swiss francs to the US dollar, but that’s not the decisive one. There are other points, like 2015 coming closer. That’s the end of the current agreement, marketing agreement with Genentech.”
     7. Roche expects the combination to provide immediate benefits, stating in a press release the day the Proposed Transaction was announced:
****Roche expects the combination to generate annual pre-tax cost synergies of approximately US $750 to $850 million. Savings resulting from this combination will enable the new company to increase and better focus its investment in innovation.
The transaction is expected to be accretive to Roche’s earnings per share in the first year after closing. The combined company will generate substantial free cash flow that will enable it to reduce acquisition-related debt rapidly, invest in further product launches and retain strategic flexibility. (emphasis added).
     8. Roche also touted the long-term value of the Acquisition Proposal in the same press release stating:
Enhanced ability to innovate
The transaction will over time significantly enhance cooperation and cross fertilization among all research hubs inside and outside of the combined company. Sharing of technologies (e.g. RNAi, novel protein architectures), assets (e.g. chemical libraries), intellectual property (e.g. antibody production), unique capabilities (e.g. exploratory
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development, modeling and simulation) and know-how of the combined research organization will strengthen the Group’s ability to innovate. Genentech and Roche have many complementary strengths and assets and joining their respective experience and knowledge will be mutually beneficial. The separate research and early development unit in South San Francisco led by Genentech will be given the operational freedom to maintain a high level of creativity and independent decision making. Genentech will also have access to the full strength of Roche’s worldwide development organization, thus significantly enhancing its ability to leverage international clinical trials and expertise. The combined company will have one of the strongest emerging product pipelines in the industry, with a number of exciting compounds in development across key therapeutic areas.
Greater operational efficiency
By reducing complexity and eliminating duplicative functions in areas like development, manufacturing, corporate administration and support functions, the combination will result in well-aligned structures and lean processes. Bringing these functions into the Roche global structures will reduce complexity at Genentech’s South San Francisco site, concentrating Genentech’s focus on innovative research and early development and science. (emphasis added).
     9. The cost savings and organizational advantages should be considered in the Acquisition Proposal, and should be recognized by the Genentech directors as a valuable commodity to be leveraged in their negotiation with Roche. The Genentech Board should also consider the unquantifiable savings Roche will enjoy by avoiding renegotiation of the Genentech licensing agreement for sales outside the US. These are all aspects of the Acquisition Proposal that are not factored into the current market price of public Genentech shares, and are further evidence that the Roche offer is wholly inadequate.
     10. In addition to the inadequate price and opportunistic timing of the Proposed Transaction, Roche’s proposed transaction process is unfair to Genentech shareholders by virtue of Roche’s control of the Genentech board of directors and a prior agreement between the parties that limits the rights of Genentech’s public shareholders.
     11. The Genentech Board is for all intents and purposes controlled by Roche, and therefore is incapable of fulfilling their fiduciary duties to the Class concerning the Roche offer. The purported independent directors of Genentech are in fact appointed by Roche through Roche’s control of the Nominations Committee of the Board.
     12. Roche has no intention of even offering the Class a fair deal, and Roche Board Chairman Franz Humer realizes he has no reason to, saying on the day of the Acquisition Proposal that “Genentech itself has no options” (emphasis added).
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     13. The supposed independent directors of Genentech are also constrained in their negotiations with Roche by a pre-existing agreement between the Parties that compels the Class to convey their shares to Roche at a price set by a third party if the Class votes down a Roche offer.
     14. Roche’s July 21 offer letter to the purportedly independent directors of Genentech is deceptive and misleading. While Roche’s letter states “[t]he merger would be subject to the negotiation of mutually acceptable documentation and the approval of a majority of the non-Roche shareholders of Genentech,” it fails to mention or even reference a pre-existing deal between the parties that forces public shareholders to convey their shares to Roche even if they choose to vote down the deal presented to them. In this sense, while Roche says that it is subject to approval by a majority of the minority shareholders, this right is illusory. In fact, the merger is actually a foregone conclusion once a deal is brought to a vote, regardless of the vote’s outcome.
     15. In seeking to acquire Genentech, Roche’s financial interests are directly adverse to the financial interests of Genentech’s minority shareholders, the Class. Roche desires to pay the lowest possible price to purchase the Company and the Class wants to obtain the maximum value for their shares. The Proposed Transaction is therefore subject to the requirements of entire fairness, which requires that the defendants bear the burden of proving that both the price offered in and the process leading to the Proposed Transaction are fair to the public shareholders of Genentech.
     16. The Acquisition Proposal fails to meet those rigorous standards because it provides inadequate consideration to the Class and because its outcome is being left to a board of directors that is controlled by the potential acquirer. Due to the composition of the Genentech Board and a pre-existing agreement by the parties, there is simply no way the Acquisition Proposal can be fairly scrutinized and negotiated on behalf of the Class.
JURISDICTION AND VENUE
     17. This Court has jurisdiction over all causes of action asserted herein pursuant to § 410.10 of the California Code of Civil Procedure and § 2116 of the California Corporations Code, with the exception of any derivative causes, which are asserted pursuant to the California Constitution,
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Article VI, § 10, because those claims are not given by statute to other trial courts, as they are brought pursuant to § 800 of the California Corporations Code to remedy violations of law.
     18. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that does sufficient business in California, or an individual who has sufficient minimum contacts with California to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice. All of the defendants conduct business and/or maintain offices in California, and Genentech’s headquarters and its principle place of business is located in South San Francisco, California. Many of the Individual Defendants also reside in California.
     19. Venue is proper in this Court because substantial portion of the wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein in violation of their fiduciary duties, occurred in San Mateo County, and the defendants have received substantial compensation in San Mateo County by doing business here and engaging in numerous activities which had an effect in this County. Venue is also proper in this Court because many of those affected by defendants’ conduct reside in this County, and many of the potential witnesses reside or work in this County.
THE PARTIES
     20. LSPRF is a public pension fund for the benefit of the active and retired sheriffs and deputies in all parishes of the state of Louisiana. LSPRF is authorized to sue on behalf of its beneficiaries by Louisiana Revised Statute § 11:2171. LSPRF is a shareholder of Genentech, has been a shareholder of Genentech at all material times alleged in this Complaint, and will continue to be a shareholder through its pendency.
     21. Defendant Genentech is incorporated under the laws of the State of Delaware and has its global headquarters at 1 DNA Way, South San Francisco, California 94080. Genentech is a leading biotechnology corporation founded in 1976 by venture capitalist Robert A. Swanson and biochemist Dr. Herbert W. Boyer. Genentech maintains manufacturing facilities in Vacaville and Oceanside, California. Genentech currently employs roughly 11,200 people.
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     22. Genentech has yielded a family of blockbuster products delivering $11.7 billion in annual sales and an enviable pipeline with another 100 projects in development. Among its most successful drugs are Rituxan for cancer and arthritis and Avastin, Herceptin and Tarceva for various forms of cancer.
     23. Defendant Roche is a Swiss global healthcare company with a broad spectrum of medical products. For more than 100 years, Roche has been active in the discovery, development, manufacturing and marketing of healthcare solutions. Roche employs about 79,000 people and sells its products in over 150 countries. Roche currently gets almost 40 percent of its total drug sales from Genentech’s products.
     24. Defendant Dr. Herbert W. Boyer is co-founder of Genentech and currently retired. He served as a director of Genentech from 1976 to June 1999. He was reelected to the Board in September 1999 and has continued on the board to date.
     25. Defendant William M. Burns was appointed a director of Genentech in April 2004 and has continued on the Board to date. He was appointed Chief Executive Officer of the Pharmaceuticals Division of The Roche Group in January 2005 and was elected to the Corporate Executive Committee of The Roche Group in 2000. From 2001 to December 2004, Mr. Burns served as Head of the Pharmaceuticals Division of The Roche Group. Burns is one of three Genentech directors that are employees of Roche. Pursuant to the affiliation agreement, Mr. Burns is a designee of Roche.
     26. Defendant Dr. Erich Hunziker was elected director of Genentech in April 2004 and has continued on the Board to date. He joined the Roche Group as chief financial officer in 2001 and was elected to the Executive Committee of the Roche Group at that time. In January 2005, he was appointed Deputy Head of the Executive Committee. Hunzicker is one of three Genentech directors that are employees of Roche. Pursuant to the affiliation agreement, Dr. Hunziker is a designee of Roche.
     27. Defendant Dr. Jonathan K.C. Knowles was appointed a director of Genentech in February 1998 and has continued on the Board to date. He joined The Roche Group as Head of Global Research in September 1997. In January 1998, he became a member of the Corporate Executive
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Committee of The Roche Group. Dr. Knowles is one of three Genentech directors that are employees of Roche. Pursuant to the affiliation agreement, Dr. Knowles is a designee of Roche.
     28. Defendant Dr. Arthur D. Levinson is the Chief Executive Officer and Chairman of Genentech’s Board of Directors. Dr. Levinson was appointed Chairman of the Board of Directors of Genentech in September 1999 and was elected its Chief Executive Officer and a director of the Company in July 1995. Since joining the Company in 1980, Dr. Levinson has been a Senior Scientist, Staff Scientist and the Director of the Company’s Cell Genetics Department.
     29. Defendant Debra L. Reed was elected as a director of Genentech in August 2005 and has continued on the board to date. She is President and Chief Executive Officer of San Diego Gas & Electric (“SDG&E”) and Southern California Gas Co. (“SoCalGas”), Sempra Energy’s California regulated utilities. Previously, Ms. Reed served as President and Chief Operating Officer of SDG&E and SoCalGas from 2004 until 2006.
     30. Defendant Charles A. Sanders was elected a director of Genentech in August 1999 and Lead Director of the Board in February 2003. He served as Chief Executive Officer of Glaxo Inc., a pharmaceutical company, from 1989 to 1994, and was the Chairman of the Board of Glaxo Inc. from 1992 to 1995.
     31. The individual defendants named above are referred to herein as the “Board” or “Genentech Directors” or the “Individual Defendants.” Each of the Genentech Directors was a member of the Board of Directors at all pertinent times. By reason of their positions, the Genentech Directors owe fiduciary duties to Genentech and its shareholders, including the obligations of loyalty, good faith, fair dealing, and due care.
CLASS ACTION ALLEGATIONS
     32. Plaintiff brings this action pursuant to California Code of Civil Procedure § 382, individually and on behalf of all other stockholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).
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     33. This action is properly maintainable as a class action for the following reasons:
a)	The Class is so numerous that joinder of all members is impracticable. As of July 22, 2008 there were over 460 million publicly traded shares of Genentech.

b)	Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is adequately representative of the Class and will fairly and adequately protect the interests of the Class.

c)	The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

d)	To the extent defendants take further steps to effectuate the Proposed Acquisition, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.
     34. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:
a)	Whether Roche has engaged, and is continuing to engage, in a plan and scheme to benefit Roche at the expense of the members of the Class;

b)	Whether the Roche, as majority shareholder of Genentech, has fulfilled, and is capable of fulfilling, its fiduciary duties to Plaintiff and the other members of the Class, including its duties of entire fairness, fair dealing, loyalty, due care, and candor;
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c)	Whether the agreement between Roche and Genentech for the appraisal and automatic conveyance of Genentech’s outstanding stock to Roche is lawful and valid;

d)	Whether the Forced Sale Agreement prevents the Class from receiving full value for their shares;

e)	Whether the Proposed Transaction is entirely fair to the members of the Class;

f)	Whether Roche and the Genentech Directors have disclosed all material facts in connection with the Proposed Transaction; and

g)	Whether Plaintiffs and the other members of the Class would be irreparably damaged if Roche and the Genentech Directors are not enjoined from effectuating the conduct described herein.
FACTUAL BACKGROUND
The Entire Genentech Board Is Conflicted
     35. Roche’s majority holdings allow it to appoint three of the seven seats on the Genentech board, and currently three members of the Board are indeed Roche executives. Genentech does not deny the conflict created by this construction. The Genentech 10-Q concedes that “persons who are directors of Genentech and who are also directors and/or officers of [Roche] may decline to take action in a manner that might be favorable to us but adverse to [Roche].”
     36. Although Roche publicly claims that it expects its employee directors of Genentech to remain apart from the transaction process, it is the very nature and construction of the Genentech board that all but ensures the interests of Roche are placed above those of Genentech shareholders. This is because Roche also controls the Nominations Committee of the Genentech board, which selects (and in fact selected) the three allegedly independent directors.
     37. Genentech public filings reveal “As long as [Roche] owns more than 50 percent of [Genentech] Common Stock, [Roche] directors will be two of the three members of the Nominations Committee” and that “The nomination of any person for director requires the approval of a majority of the members of the nominating committee.” As it stands, Roche executives Burns and Hunziker are two
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of three members of the Nominations Committee, and in turn Roche controls the nomination of all directors.
     38. All of the supposed independent directors have been appointed while Roche has been majority shareholder of the Company. Each earned almost $400,000 in total compensation for their board service in the fiscal year 2007 and earned like amounts in prior years. These supposedly independent directors are not capable of fairly and adequately assessing the Roche proposal with solely the best interests of the Class in mind.
     39. The Roche controlled Nominations Committee also appoints the one Genentech executive officer director. From all perspectives, Roche dominates the Genentech board and cannot conceivably put the interests of Genentech’s public shareholders ahead of itself. The Company’s public filings admit as much, saying “We cannot assure that [Roche] will not seek to influence our business in a manner that is contrary to our goals or strategies, or the interests of other stockholders.” (emphasis added).
     40. Not only are the purportedly independent directors in their respective position at the behest of Roche, they also stand to gain financial windfall if Roche successfully purchases the outstanding public shares of Genentech. The Genentech public filings reveal that all Genentech stock options will immediately vest upon consummation of a business combination between Genentech and Roche.
Roche Makes An Opportunistic Offer
     41. Roche has been the majority shareholder of Genentech since it purchased 60% of the Company back in 1990. Roche currently owns 55.9% of all outstanding Genentech shares.
     42. On July 21, 2008, Roche announced an offer to acquire the outstanding shares of Genentech it does not already own in a public letter to the independent directors of Genentech. The letter read in part:
****after considerable thought, we have reached the conclusion that combining Genentech and Roche will maximize the potential performance of the two companies and is in the best interests of Roche’s shareholders. In order to compensate Genentech’s public shareholders appropriately, we are proposing a cash merger between Genentech and a Roche subsidiary pursuant to which all currently outstanding shares and options of Genentech other than shares owned by Roche would be converted into cash at US $89.00
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per share. This offer would provide a total of US $43.7 billion to equity holders of Genentech other than Roche.
The price we are offering represents a one day premium of 8.8% to Genentech’s closing price of US $81.82 on July 18, 2008 and a one month premium of 19.0% to Genentech’s closing price of US $74.76 on June 20, 2008. We believe our offer is both fair and generous and provides an opportunity for all non Roche Genentech shareholders to receive an immediate premium for all of their shares. We note that while we are committed to a combination of Genentech and Roche, we will not consider any sale or other disposition of Roche’s Genentech stock.
The merger would be subject to the negotiation of mutually acceptable documentation and the approval of a majority of the non Roche shareholders of Genentech. We anticipate consummating the transaction promptly after Genentech shareholder approval has been obtained.
We understand your role as independent directors and your responsibility and intention to act in the best interests of the Genentech shareholders in reviewing and making a decision with respect to our offer. Accordingly, we expect and encourage you to retain counsel and financial advisors who are experienced in these matters and independent of Roche and Genentech. After you have had a chance to consider our offer with your advisors, we would welcome the opportunity to discuss our proposal with you and your advisors. Roche’s investment banking advisor is Greenhill & Co., and our attorneys are Davis Polk & Wardwell. They and we will be available to discuss matters with you and your advisors at your convenience.
Because we wish to be sure that all Genentech and Roche shareholders are fully informed about the proposal we are making, we have decided to release this letter to the public.”
     43. Though Roche publicly states that it expects to negotiate with the independent directors of Genentech in the acquisition process, Roche’s actions belie their words. Indeed, Roche Board Chairman Franz Humer said on the day of the Acquisition Proposal that “Genentech itself has no options” and that he advised Genentech Chief Executive and non-independent director Arthur Levinson a couple of hours before making the proposal public that Humer intended to meet with him in San Francisco the following evening to discuss the deal.
     44. Newspapers and analysts immediately agreed that the Roche offer was opportunistic in light of various circumstances including exchange rates, the prospects of some of Genentech’s most successful Cancer treatment medications Avastin, Lucentis, Herceptin and Tarceva, and the impending renegotiation of Roche’s licensing agreement to sell Genentech drugs outside the United States.
Roche’s Offer Price Is Grossly Inadequate
     45. There is little doubt that the July 21 offer price severely undervalues Genentech. The market illustrated this by immediately pushing Genentech’s public share price well above the offer price
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with a 15% jump the day the Acquisition Proposal was announced. Further, analysts and industry insiders agree that the Roche offer is wholly inadequate for a number of reasons. “We believe this offer substantially undervalues Genentech and, as an opening lowball gambit, could backfire” noted a Morgan Stanley analyst. Morgan Stanley analyst Steven Harr, who holds a medical degree, also scorned Roche’s offer. “Roche’s $89/share offer for Genentech is inadequate, in our view, under almost any reasonable business scenario . . . and ... is less than the average trading multiple of large cap biotechs.”
     46. Genentech is the biggest biotechnology company in the world by market capitalization, and the growth prospects of Genentech cancer drug Avastin are tremendous. Genentech is a huge contributor to Roche’s bottom line, with nearly a third of Roche’s prescription drug sales for the six months ended June 30, 2008. The results of a study on Avastin are due at year end, and could yield billions of dollars in sales and cause Genentech’s stock price to increase dramatically. There is no doubt Roche is acting now before they are forced to offer Genentech full value in light of Genentech’s business prospects.
     47. This opportunistic move by Roche is not lost on investors. “Roche may be getting Genentech at a discount now as new data about Avastin in treating colon cancer that will be released later this year may make the company even more valuable,” according to a fund manager at Vontobel Asset Management in Zurich.
     48. Industry benchmarks also suggest the Roche offer is drastically discounted. One Lehman Brothers analyst noted that a 30-day premium of 35% to 60% seen in other biotech deals would bring a $104 to $123 price.
     49. Using the benchmark of AstraZeneca’s recent purchase of Medlmmune with a price of 10.7 times sales, Genentech’s public shares would be valued at $131 per share.
     50. Roche has already taken steps to distinguish this acquisition and justify a lowball offer to Genentech’s public shareholders. The day the offer was made, Roche CFO — and Genentech board member — defended the offer price stating “this isn’t a deal to change control, it is more like a taking private and in that context the offer is actually generous.”
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     51. Roche Chief Executive Officer Severin Schwan took the position that “This is a very full and fair and generous offer .... Don’t look at this as an acquisition. We are taking Genentech private. We’re taking it from control to control. This is a very generous premium also in perspective of the historic premiums which have been paid in similar situations.”
     52. These statements further demonstrate that Roche has chosen to portray the Acquisition Proposal in a light that allows Genentech’s justification and endorsement of an inadequate offer price with negligible control premium.
     53. The US dollar’s weakness versus the Swiss franc also plays a role in the timing of the Acquisition Proposal, allowing further discount to Roche. The dollar is down roughly 20% in the past year against the franc, and almost 40% over the last five years.
     54. The inadequate offer price is particularly troubling because the Class is required to convey their Genentech shares to Roche at an appraised value if they vote down the Roche offer presented to them by the Board. Once a Roche offer is presented to the Class, an acquisition is a fait accompli.
Genentech’s Public Shareholders Are Forced To Sell Their
Shares To Roche Even If They Would Prefer To Remain Invested
     55. By way of agreement between the Roche and Genentech (the “Forced Sale Agreement”), the Class is compelled to sell their Genentech shares to Roche if an offer is brought to a vote by the Board. The longstanding agreement states that:
Roche has agreed that as a condition to any merger of Genentech with Roche or its affiliates or the sale of substantially all of our assets to Roche or its affiliates, that either
-	the merger or sale must be authorized by the favorable vote of a majority of the shares of common stock voting at any meeting not owned by Roche, provided that no person or group shall be entitled to cast more than 5% of the votes cast at the meeting; or

-	in the event such a favorable vote is not obtained, the value of the consideration to be received by the holders of our common stock, other than Roche, shall be equal to or greater than the average of the means of the ranges of fair values for the common stock as determined by two investment banks of nationally recognized standing appointed by a committee of independent directors. (Emphasis added.)
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     56. The Forced Sale Agreement ensures that once a Roche offer is presented to the Class, an acquisition is a foregone conclusion. The Class would be forced to accept the proposal endorsed by an admittedly conflicted board, or gamble on the valuation determined by investments banks.
     57. It is entirely possible that the banks’ appraisals fail to account for Genentech’s lucrative drug pipeline or simply discount Genentech shares in deference to future client and industry powerhouse Roche. It also possible that the banks choose to value Genentech as Roche did, arguing for a low premium associated with minority buyouts. These are unfair risks that the defendants have imposed upon the Class in breach of their fiduciary duties.
     58. Not surprisingly, Roche has failed to mention the forced conveyance agreement despite representing a desire to be honest and forthright with Genentech shareholders.
     59. As the transaction process stands, the minority has no prospect of receiving maximum value for their shares. The Forced Sale Agreement not only requires shareholders convey their shares to Roche no matter the outcome of a shareholder vote, but according to Roche’s interpretation of the agreement, shareholders must do so at a price agreed upon by Roche.
     60. Further, Roche has made no assurances to the Class that they intend to be removed from the stipulated appraisal process. While the Forced Sale Agreement allows the appraising banks be selected by the independent members of the Genentech board, it makes no assurances that Roche will not participate in the appraisal process.
     61. In fact, during a conference call with analysts, Roche made clear that it will interpret “fair value” in whatever way it sees fit, to the detriment of the Class. Specifically, an analyst raised the following issue and received the following answer:
Jason Miller from Twin Capital. “Under the affiliation agreement, if the two investment banks are appointed, it uses the term — fair value — but there’s no definition of fair value. What does fair value mean under the affiliation agreement?”
Franz Humer — Roche Holding AG — Chairman: “It means that both sides need to agree on what it is.”
Jason Miller — Twin Capital — Analyst: “Does it reflect the fact that you have control of Genentech today?”
Franz Humer — Roche Holding AG — Chairman: “Well, it certainly does reflect that we are the majority shareholder of Genentech.”
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     62. The Class will be unable to vote freely once the Genentech board endorses a Roche offer, and will be forced to either accept the proposal before them or gamble on the outcome of the appraisal process as prescribed by the shadowy Forced Sale Agreement.
     63. While an investment bank appraisal creates a risk that shareholders do not receive maximum value for their shares, Roche’s participation in the appraisal process ensures that they will not. While the investment banks’ interests are not be aligned with the minority shareholders, Roche’s interest is in direct contrast to the minority. While the minority seeks to obtain the maximum price for its shares, Roche seeks to pay the minimum.
     64. Due to Roche’s control over Genentech, Genentech’s public shareholders will have no voice in the transaction process, and nobody acting on their behalf. Once the independent directors put an offer to shareholder vote, they will no longer represent the minority shareholders regardless of the vote’s outcome. In turn, they have no reason to attempt to obtain the maximum value for the publicly held shares — there is no prospect that Genentech remains independent and the directors will no longer be fiduciaries. There is simply no recourse against them once a proposal is put to vote as Genentech will cease to exist as an independent company either by way of an affirmative shareholder vote, or the Forced Sale Agreement. And in either case, the price shareholders receive will be set by Roche.
     65. The Forced Sale Agreement also allows Roche to bypass shareholders altogether. The language of the agreement states that “in the event a favorable vote is not obtained . . .” which does not require that there be any vote at all for Roche to implement the appraisal process and compel shareholders to convey their shares at a price Roche admittedly plans to set if it so chooses.
     66. While the supposed independent directors are charged with securing the maximum price for Genentech’s publicly traded shares, Roche need not ever offer that amount. Roche may elect to unilaterally invoke the appraisal clause of the Forced Sale Agreement and pay only what it agrees to with the investment banks.
     67. Moreover, once Roche allows negotiations with the supposedly “independent” directors, it cannot be allowed to engage in a simply kabuki dance. Since the outside directors have no real ability
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to negotiate for the highest possible price, the Forced Sale Agreement represents an unlawful abdication by the Genentech directors of their fiduciary duties. The Forced Sale Agreement is therefore void as against public policy and should not have any application to restrict the ability of the independent directors or Genentech shareholders to insist on receiving the highest available price from Roche, irrespective of whatever price some hired gun investment banks conclude fits whatever definition of “fair” they want to apply.
     68. Further, Roche has reserved the right to take a proposal directly to Genentech’s public shareholders or vote in a proposal itself. This question was also raised on the July 22 Conference Call:
Audience Member: “is there a potential that the Special Committee may have such a high valuation, an unrealistic valuation, that you might go direct to the shareholders of Genentech or force the merger by voting it in?”
Franz Humer: “There are all sorts of various possibilities one could consider and entertain.”
     69. By taking a proposal directly to shareholders, Roche need only offer a modest sum in line with how two investment banks would value the shares. Shareholders would then be forced to choose between Roche’s reserved proposal or relinquishing their shares at a price prescribed by Roche and the investment banks. By forcing the merger by voting it in itself, Roche need only pay what it chooses.
     70. Under the foregoing conditions, the transaction process is improper, unfair, and invalid and leaves the Class with no adequate remedy at law.
The Roche Offer Letter Is Deceptive And Misleading
     71. The July 21, 2008 letter from Roche to the purportedly independent directors of Genentech contains the statement “Because we wish to be sure that all Genentech and Roche shareholders are fully informed about the proposal we are making, we have decided to release this letter to the public.” If Roche truly wanted to be sure all interested shareholders were fully informed, it would have at least referenced the long-standing agreement with Genentech that allows Roche to acquire Genentech’s public shares regardless the outcome of a shareholder vote.
     72. As early as 1999, Roche and Genentech have had the Forced Sale Agreement in place. This agreement compels the sale of all publicly held Genentech shares to Roche in the event an offer by
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Roche is merely brought to a vote. Either the minority shareholders vote to accept the Roche offer, or they are required to dispose of their shares at a price determined by a third party (two investment banks) who owes them no fiduciary duty.
     73. Roche executives took great pains to avoid mentioning this “ace up their sleeve” on public conference calls following the announcement of the Acquisition Proposal. When asked what Roche would do if the independent Genentech directors proposed too high a price for the publicly held shares, Roche referred to the results of the proposed negotiations as a foregone conclusion, stating “we will achieve a mutually acceptable agreement. Rest assured.”
     74. And while the Forced Sale Agreement has been in place for at least nine years, Roche has only now chosen to bid for the remaining publicly held shares of Genentech. Roche has chosen to seize on the value and opportunity created by the combination of the agreement, inside information concerning significant product, its control of the Genentech board, Genentech’s precious drug pipeline, and a favorable exchange rate. Although investors are now learning about the existence of the Forced Sale Agreement, Roche continues to falsely state that a true arms-length negotiation will take place between itself and its chosen Genentech directors.
     75. Roche was also hoping the July 21 public announcement of the Acquisition Proposal would help cushion the blow to their stock price that was inevitable from another announcement they planned to make that day — half year earnings results. Also on July 21, Roche reported a 2.0% fall in net profit to 5.73 billion Swiss francs ($5.62 billion) during the first half of 2008, affected by a drop in sales of the flu drug Tamiflu and the same weak American dollar they currently seek to take advantage of.
DEMAND FUTILITY
     76. To the extent any of the claims stated herein are not direct claims but rather derivative claims, including claims based upon Roche’s scheme to benefit at the expense of the Class; alleged breaches of fiduciary duties of entire fairness, fair dealing, loyalty, due care, and candor; the Forced Sale Agreement, and inadequate disclosures, demand on the Genentech Board is excused as futile.
     77. As more specifically alleged herein, demand is futile because:
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a)	Roche’s majority holdings allow it to appoint three of the seven seats on the Genentech board and currently three members of the Board are indeed Roche executives.

b)	Roche also controls the Nominations Committee of the Genentech board, which selects (and in fact selected) the three allegedly independent directors.

c)	Genentech public filings reveal “As long as [Roche] owns more than 50 percent of [Genentech] Common Stock, [Roche] directors will be two of the three members of the Nominations Committee” and that “The nomination of any person for director requires the approval of a majority of the members of the nominating committee.” As it stands, Roche executives Burns and Hunziker are two of three members of the Nominations Committee, and in turn Roche controls the nomination of all directors.

d)	All of the purported independent directors have been appointed while Roche has been majority shareholder of the Company. Each earned almost $400,000 in total compensation for their board service in the fiscal year 2007 and earned like amounts in prior years.

e)	The Roche controlled Nominations Committee also appoints the one Genentech executive officer director. From all perspectives, Roche dominates the Genentech Board and cannot conceivably put the interests of Genentech’s public shareholders ahead of itself. The Company’s public filings admit as much, saying “We cannot assure that [Roche] will not seek to influence our business in a manner that is contrary to our goals or strategies, or the interests of other stockholders.” (emphasis added).

f)	Not only are the purportedly independent directors in their respective position at the behest of Roche, they also stand to gain financial windfall if Roche successfully purchases the outstanding public shares of Genentech. The Genentech public filings reveal that all Genentech stock options will immediately
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vest upon consummation of a business combination between Genentech and Roche.
FIRST CAUSE OF ACTION
For Breach Of Fiduciary Duty — Entire Fairness
(Against All Defendants)
     78. Because Roche controls Genentech and stands on both sides of the Proposed Transaction, it is subject to the requirements of entire fairness. The Proposed Transaction, however, fails to meet that standard’s rigorous requirements. To that end, Roche is required to, but cannot, demonstrate the entire fairness of the Proposed Transaction because, among other things: (a) Roche is on both sides of the transaction; (b) Roche will receive enormous benefit as a result of the transaction significantly in excess of that to be received by the Company’s minority shareholders; (c) the transaction calls for the payment of a price that is less than supported; and (d) the Proposed Transaction does not provide for any sort of meaningful procedural protections for the Company’s public shareholders.
     79. Roche has not expressed its willingness to condition the Proposed Transaction on the affirmative vote in its favor by a majority of the minority shareholders. Absent this and other critical procedural protections, the Company’s public shareholders are left with no meaningful choice as to the disposition of their shares. The Forced Sale Agreement is detrimental to Genentech’s shareholders. Given the fact that Roche controls Genentech and Genentech’s board, the absence of a majority of the minority protection, and the low price per share, shareholders stand no chance of receiving maximum value for their shares.
     80. The unfairness of the terms of the Proposed Transaction is compounded by the gross disparity between the knowledge and information possessed by the Individual Defendants by virtue of their positions of control of Genentech and that possessed by the Company’s public shareholders and the market.
     81. Because entire fairness applies to the Proposed Transaction, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value. To accomplish this obligation, the Individual Defendants have a duty to:
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a)	fully inform themselves of Genentech’s market value before taking, or agreeing to refrain from taking, action;

b)	to act in the interests of the equity owners;

c)	to maximize shareholder value;

d)	to obtain the best financial and other terms when the Company’s independent existence will be materially altered by the transaction; and

e)	to act in accordance with the fundamental duties of loyalty, care and good faith.
     82. In addition, because of their respective positions with the Company, the Individual Defendants also are required to:
a)	act independently to ensure that the best interest of the corporation and its shareholders takes precedence over any interest possessed by a director, officer, or controlling shareholder;

b)	ensure that if there are conflicts between the Individual Defendants’ interests and their fiduciary obligations of loyalty, that they are resolved in the best interest of the Genentech’s public shareholders; and

c)	ensure that the Proposed Transaction is entirely fair to Genentech’s public shareholders.
     83. In addition, because of their respective positions with the Company, the purportedly independent Genentech directors also are required to:
a)	act independently to ensure that the best interest of the Company and its public shareholders takes precedence over any interest possessed by a director, officer, or controlling shareholder;

b)	ensure that if there are conflicts between the Individual Defendants’ interests and their fiduciary obligations of loyalty, that they are resolved in the best interest of the Genentech’s public shareholders; and

c)	ensure that the Proposed Transaction is entirely fair to Genentech’s public shareholders.
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     84. By reason of the foregoing, Roche has breached, and will continue to breach, their fiduciary duties owed to the public shareholders of Genentech, and are engaging in, or facilitating the accomplishment of, an unfair and self-interested transaction that is not entirely fair to the public shareholders of Genentech. The Individual Defendants are unable or unwilling to protect the rights of Genentech’s public shareholders because doing so would require them to take positions adverse to the interests of Roche.
     85. The Genentech shareholders have no adequate remedy at law.
SECOND CAUSE OF ACTION
For Class Claim For Breach Of Fiduciary Duty Of Disclosure
(Against Roche And The Individual Defendants)
     86. Plaintiffs repeat and reallege each and every allegation above as if set forth in full herein.
     87. Roche and the Individual Defendants are bound by their fiduciary duties to the Class to provide the Class with all information material to the Class members’ decision on whether to vote to accept the Acquisition Proposal or not.
     88. Roche and the Individual Defendants have breached their fiduciary duties by failing to fully disclose the circumstances and procedures of the Acquisition Proposal.
     89. Roche and the Individual Defendants have breached their fiduciary duties by failing to fully disclose the circumstances and effect of the Forced Sale Agreement.
     90. Plaintiffs and the Class have no adequate remedy at law.
RELIEF REQUESTED
     WHEREFORE, Plaintiff demands judgment as follows:
     (a) Declaring this Action properly maintainable as a class action;
     (b) Preliminarily and permanently enjoining Genentech and any of the Individual Defendants and any and all other employees, agents, or representatives of the Company and persons acting in concert with any one or more of any of the foregoing, during the pendency of this action, from taking any action to consummate the Merger Agreement until the Individual Defendants have fully complied with their duties to fully and fairly act to maximize shareholder value;
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     (c) Preliminarily and permanently enjoining Genentech and any of the Individual Defendants from forcing the Class to dispose of their shares for inadequate compensation;
     (d) If the Acquisition Proposal is not enjoined as set forth above, awarding the Class compensatory damages, together with pre- and post-judgment interest;
     (e) A declaration that the Individual Defendants have breached their fiduciary duties to the Class;
     (f) A declaration that the compelled conveyance created by the Forced Sale Agreement is unlawful and void;
     (g) If the Forced Sale Agreement is not deemed unlawful and void, that Roche fully and properly discloses the Forced Sale Agreement and pledges to take no part in the appraisal process contemplated by the Forced Sale Agreement;
     (h) Awarding Plaintiff the costs and disbursements of this action, including attorneys’, accountants’, and experts’ fees; and
     (i) Awarding such other and further relief as is just and equitable.
JURY DEMAND
     Plaintiff demands a trial by jury on all claims so triable.

Dated: July 23, 2008	BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
/s/ Blair A. Nicholas
BLAIR A. NICHOLAS
BLAIR A. NICHOLAS (Bar No. 178428)
BRETT M. MIDDLETON (Bar No. 199427)
12481 High Bluff Drive, Suite 300
San Diego, CA 92130
Tel: (858) 793-0070
Fax: (858) 793-0323
blairn@blbglaw.com
brettm@blbglaw.com

           -and-

MARK LEBOVITCH
BERNSTEIN LITOWITZ BERGER
     & GROSSMANN LLP
1285 Avenue of the Americas

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New York, New York 10019
Tel: (212) 554-1400
Fax: (212) 554-1444

Counsel for Plaintiff Louisiana Sheriffs’ Pension
and Relief Fund and Proposed Lead Counsel for the
Class

ROBERT D. KLAUSNER
KLAUSNER & KAUFMAN, P.A.
10059 Northwest 1st Court
Plantation, Florida 33324
Tel: (954) 916-1202
Fax: (954) 916-1232

General Counsel for Plaintiff Louisiana Sheriffs
Pension and Relief Fund

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